UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504, 333-150015, 333-163355 and 333- 185681) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to this Form 6-K and incorporated by reference herein is the Registrant’s immediate report dated December 27, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

By:	/s/ Matt Bell
Matt Bell
President and Chief Executive Officer

Dated: December 27, 2012

BluePhoenix Solutions Partners with WAZ Informatique Inc. to Deliver IT Legacy Modernization Solutions in Quebec, Canada

BluePhoenix and WAZ Informatique Inc. partner on two new modernization engagements

Herzlia, Israel - December 27th, 2012- BluePhoenix (www.bphx.com) (NASDAQ: BPHX), the leading provider of tools and services for modernizing legacy systems and applications, and WAZ Informatique Inc. a company specialized in providing Information Technology consulting services, announce that they have partnered to deliver legacy modernization solutions for several large Canadian clients.  These clients have selected BluePhoenix Solutions for its innovative tools, proven methodology, and global experience to convert legacy mainframe applications to modern open standard platforms.

BluePhoenix and WAZ Informatique Inc. have partnered to provide legacy modernization technology and services for several Canadian customers.  These engagements result in reduced IT operational costs, reduced operational risks, along with improved customer focused service and operations.  What sets BluePhoenix and WAZ apart from the competitions is the automated technology that delivers consistent results and reliable milestones.  The engagements have aggressive milestones and completion dates which satisfy strategic plans to incrementally modernize legacy mainframe environments.

“BluePhoenix can extend our modernization capabilities in Canada because of our strategic partnership with WAZ Informatique Inc.  We are excited to work on these new projects with WAZ because of their capabilities and superior reputation throughout Quebec,” said David Wurman, VP of Sales at BluePhoenix.  “Our modernization technology and 20 years of global enterprise experience, along with local presence and credibility of WAZ Informatique Inc., are distinctive reasons for client selection of BluePhoenix modernization solutions.”

“Our clients are very selective with the technology companies they hire.  BluePhoenix has the innovative modernization tools that our clients demand to meet their requirements.  BluePhoenix, successfully completes modernization engagements with speed, precision and competence. We’re excited to deliver these modernization projects in Canada,” stated Frédéric Gingras, President of WAZ Informatique Inc.

About BluePhoenix Solutions

BluePhoenix Solutions Ltd. (NASDAQ: BPHX) is the leading provider of legacy IT modernization conversion solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. BluePhoenix has 6 offices in the USA, UK, Italy, Romania, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects," “predicts”, “intends,”  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the effects of the global economic and financial trends; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact:

Gigi Markowitz
www.bphx.com
BluePhoenix Solutions
+972-9-9526110
GMarkowitz@bphx.com